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Global Ship Lease Announces Credit Rating and Outlook Upgrades

Moody’s Upgrades Corporate Family Rating; S&P Improves Outlook; KBRA Affirms Investment Grade Rating of Senior Secured Notes

LONDON, June 20, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) announced today several recent updates by three leading credit rating agencies. The Company’s Corporate Family Rating has been upgraded to Ba3 from B1, with a stable outlook, by Moody’s Investor Service (“Moody’s”). In addition, S&P Global Ratings (“S&P”) revised the Company’s outlook to positive and affirmed its long-term issuer credit rating at ‘BB’, and the Kroll Bond Rating Agency (“KBRA") affirmed both the Company’s BB corporate rating with a stable outlook, as well as the BBB/stable investment grade rating and outlook for GSL’s $350 Million 5.69% Senior Secured Notes due July 15, 2027, structured and placed by Goldman Sachs in June 2022.

In announcing the ratings and outlook updates, the agencies cited the Company’s low debt-to-EBITDA ratio, significant revenue visibility due to multi-year time charter agreements secured at attractive rates in 2021 and 2022, and anticipated significant cash flow generation from charters already fixed through virtually all of 2023 and approximately 80% of 2024. The agencies also recognized GSL’s steady progress in improving cost of debt and hedges against rising interest rates and our debt amortization profile that will drive continued debt reduction. In addition, the agencies noted the Company’s quarterly dividends, share buybacks and opportunistic vessel acquisitions. Additional reasons cited included the Company’s scale and niche focus on middle-aged, medium-sized and smaller containerships, with value-added components such as reefer capacity, that benefit from lower anticipated vessel supply growth than is the case with larger containerships.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “These latest credit and outlook upgrades, as well as the affirmation of the investment grade rating on our $350 Million 5.69% Senior Secured Notes, reflect broad recognition of our discipline and performance over time, which have enabled us to transform our balance sheet while also building a portfolio of attractive multi-year charter coverage with strong counterparties. Against the backdrop of an ongoing normalization in both freight and charter markets, we have extended our forward visibility on revenues and have remained cashflow generative, which in turn has enabled further balance sheet improvements, opportunistic acquisitions and shareholder returns through both dividends and share buybacks. As asset values in the containership sector also normalize from recent peaks, we are well-positioned to make selective acquisitions when the right opportunities arise and will continue with our dynamic and disciplined allocation of capital to manage risks and build shareholder value through the cycle.”

Additional information regarding Global Ship Lease’s credit ratings can be found in the press release dated June 8, 2023 on the Moody's website at moodys.com, the press release dated June 13, 2023 on the S&P website at spglobal.com, and the press release dated June 16, 2023 on the KBRA website at kbra.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at May 9, 2023, Global Ship Lease owned 64 containerships and had contracted to purchase a further four ships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity (when fully delivered) of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed up to May 9, 2023, and the four ships to be acquired, the average remaining term of the Company’s charters as at March 31, 2023, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.11 billion. Contracted revenue was $2.54 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.